Exhibit 99.1

First Alpha DaRT Patients Treated in France as Part of Alpha DaRT™ Multicenter Skin Cancer Trial

Jerusalem, May 23, 2022 - Alpha Tau Medical, the developer of the pioneering alpha-radiation cancer therapy Alpha DaRT™, announced today that the first patients in its French multicenter trial for skin cancer were treated with Alpha DaRT, at the Leon Berard Center in Lyon, France by Dr. Pascal Pommier and his team. The Leon Berard Center specializes in radiotherapy for cancer and is affiliated with the National Federation of Cancer Centers in France - UNICANCER Group. Dr. Pommier is the Principal Investigator of the French multicenter study and has more than 20 years of experience in radiation oncology and leading clinical trials.

The trial is currently being conducted at six cancer centers in France, on patients with malignant cutaneous lesions (including SCC, BCC, lentigo maligna melanoma, and carcinosarcoma), and is evaluating two cohorts: (1) newly diagnosed patients (up to 49 subjects), and (2) patients with locally recurrent disease (36 subjects). The primary effectiveness endpoint is the assessment of the overall response rate using RECIST criteria, 9 to 11 weeks after Alpha DaRT source insertion.

Alpha Tau CEO Uzi Sofer remarked, “We are thrilled to have our first patients treated in this important French multicenter study, our first protocol assessing first-line treatment irrespective of other available standard-of-care therapies. I want to thank Dr. Pascal Pommier for leading the study and successfully delivering treatment to the first two Alpha DaRT patients in France.”

“It is very exciting to offer an innovative treatment, such as the Alpha DaRT, to cancer patients who may not have other attractive treatment alternatives,” added Dr. Pascal Pommier. “This novel application of alpha radiation aims to utilize a focused and highly powerful radiation that may destroy tumors while minimizing toxicity. I found the treatment simple and straightforward, and look forward to helping other patients soon using the Alpha DaRT.”

“With our international clinical study program progressing in several countries, we look forward to producing results on a larger scale in France with Dr. Pascal Pommier and his experienced staff,” said Alpha Tau CMO, Dr. Robert Den.

About Alpha DaRT™

Alpha DaRT™ (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral insertion of radium-224 impregnated seeds. When the radium decays, its short-lived daughters are released from the seed, and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's Annual Report on Form 20-F filed with the SEC on March 28, 2022 , and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com